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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           Rockford Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, No par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   773259106
                  ---------------------------------------------
                                 (CUSIP Number)


                               December 31, 1998
            ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 pages

CUSIP NO. 773259106
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1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       American International Group, Inc.
       I.R.S. Identification No. 13-2592361
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)      [ ]
                                                    (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated under the laws of the State of Delaware
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                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     275,373
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               275,373
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                            275,373
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                                            6.3%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                                       HC


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CUSIP NO. 773259106
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Anchor National Life Insurance Company
       I.R.S. Identification No.  86-0198983
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)      [ ]
                                             (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Organized under the laws of the State of Arizona
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     275,373
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               275,373
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                            275,373
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                                            6.3%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
                                       IC


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
ITEM 1 (a).       NAME OF ISSUER:

                  Rockford Industries, Inc.

ITEM 1 (b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1851 East First Street
                  Suite 600
                  Santa Ana, California 92705

ITEM 2 (a).       NAME OF PERSON(S) FILING:

                  American International Group, Inc.

                  Anchor National Life Insurance Company

ITEM 2 (b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE(S):

                  American International Group, Inc.
                  70 Pine Street
                  New York, New York  10270

                  Anchor National Life Insurance Company
                  1 SunAmerica Center
                  Century City
                  Los Angeles, California 90067

ITEM 2 (c).       CITIZENSHIP:

                  The information requested hereunder is set forth under Item 4 of the cover pages to this Schedule 13G.

ITEM 2 (d).       TITLE OF CLASS OF SECURITIES:

                  Common Stock, no par value per share

ITEM 2 (e).       CUSIP NUMBER:  773259 10 6


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
ITEM 3.       TYPE OF PERSONS FILING:

                       American International Group, Inc.*:

                       (g) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) promulgated under the Securities Exchange Act of 1934, as amended (the "Act")

                       Anchor National Life Insurance Company:

                       (c) Insurance Company as defined in Section 3(a)(19) of the Act

                       * This filing gives effect to the acquisition of SunAmerica Inc. and its subsidiaries by American International Group, Inc., which acquisition resulted from the merger of SunAmerica Inc., a Maryland corporation, into American International Group, Inc. effective January 1, 1999. American International Group, Inc. is making the filing as successor in interest to SunAmerica Inc. the Maryland corporation. Eli Broad was deemed to have a beneficial interest in voting securities of SunAmerica, Inc., the Maryland corporation, but is not deemed to have such an interest in American International Group, Inc. and is therefore not included as a filing person. SunAmerica Life Insurance Company has sold its beneficial interest in the voting securities of Rockford Industries, Inc. and is therefore not included as a filing person.


Item 4.       OWNERSHIP.

                       (a) through (c). The information requested hereunder is set forth, as of December 31, 1998, under Items 5 through 9 and Item 11 of the cover pages to this
                       Schedule 13G.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

                       Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                       ANOTHER PERSON.

                       Not applicable.

ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                       WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                       See Exhibit 1 attached hereto for the information requested hereunder with respect to the relevant subsidiary of American International Group, Inc.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                       GROUP.

                       Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                       Not applicable.


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
ITEM 10.      CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 1999

                          AMERICAN INTERNATIONAL GROUP, INC.


                          By /s/ Kathleen E. Shannon
                          ------------------------------------
                          Name: Kathleen E. Shannon
                          Title:    Vice President and
                                    Secretary



                          ANCHOR NATIONAL LIFE INSURANCE COMPANY


                          By /s/ Jay S. Wintrob
                          ------------------------------------
                          Name: Jay S. Wintrob
                          Title: Executive Vice President


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                                  EXHIBIT INDEX



Exhibit 1 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Exhibit 2     Agreement of Joint Filing


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